UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Vector Acquisition Corporation II

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G9460A104

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Vector Acquisition Partners II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,275,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,275,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,275,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 75.51%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 12,275,000 Class A Ordinary Shares, par value $0.0001 per share (“Class A Shares”).

(2) Calculated based on 16,256,826 Class A Shares outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 9, 2023.

1.	Names of Reporting Persons Vector Capital Partners V, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,275,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,275,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,275,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 75.51%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) Represent 12,275,000 Class A Shares.

(2) Calculated based on 16,256,826 Class A Shares outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 9, 2023.

Item 1(a).	Name of Issuer

Vector Acquisition Corporation II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Vector Acquisition Partners II, L.P. (the “Sponsor”)

(ii)	Vector Capital Partners V, Ltd. (the “General Partner”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share

Item 2(e).	CUSIP Number

G9460A104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor and the Sponsor is controlled by the General Partner. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by the General Partner. The General Partner is governed by a board of directors, the members of which disclaim beneficial ownership of the reported securities. The filing of this statement shall not be deemed an admission by either Reporting Person or any member of the board that they are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

VECTOR ACQUISITION PARTNERS II, L.P.

By: Vector Capital Partners V, Ltd., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

VECTOR CAPITAL PARTNERS V, LTD.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to that certain Schedule 13G filed on February 14, 2022, by the Reporting Persons with the Securities and Exchange Commission).